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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                        Entrust Financial Services, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    293849105
                                  ------------
                                 (CUSIP Number)

                Scott J. Sax, 6795 E. Tennessee Ave., 5th Floor,
                      Denver, Colorado 80224 (303)322-6999
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No.  293849105

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            Scott J. Sax
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            PF
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)

.................................................................................
     6.   Citizenship or Place of Organization:
            Colorado, USA
.................................................................................
  Number of     7.    Sole Voting Power: 630,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  630,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            630,000
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            27.3%
.................................................................................

     14.  Type of Reporting Person*
          IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 293849105

Item 1.         Security and Issuer.

This Form 13D relates to the common stock of Entrust Financial Services, Inc., a Colorado corporation (the “Issuer”). The Issuer's has its principal executive offices at 6795 E. Tennessee Ave., 5th Floor, Denver, Colorado 80224.

Item 2.         Identity and Background.

(a) Name of Person Filing:	Scott J. Sax

(b) Business Address	6795 E. Tennessee Ave., 5th Floor, Denver, Colorado 80224

(c) Present Occupation	President of Issuer

(d) Criminal Proceedings	Not Applicable

(e) Civil Proceedings	Not Applicable

(f) Citizenship	Mr. Sax is a US citizen

Item 3.         Source and Amount of Funds or Other Consideration.

On August 1, 2002, Mr. Scott J. Sax, the Reporting Person, purchased a total of 315,000 shares its common stock in a private transaction from Patricia Saunders and Investors Trust. Mr. Sax gave promissory notes to purchase these shares at a price of $2.60 per share. As a result of this transaction, Mr. Sax and his affiliates now own a total of 630,000 shares of the Issuer’s common stock, or approximately 27.3% of the Issuer’s issued and outstanding common stock.

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Item 4.         Purpose of Transaction.

The Reporting Person’s acquisition of the Issuer’s common stock was effected for the purpose of enhancing his relationship with the Issuer. The Reporting Person is the President of the Issuer. He believes that this transaction will make him the largest individual shareholder of the Issuer and will assist in the development of the Issuer’s operations. The Reporting Person has no plans to acquire additional securities of the Issuer.

Except as stated above, the Reporting Person does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in the Securities of the Issuer.

(a)	Beneficial Ownership of the Reporting Person Percentage Ownership of the Reporting Person Of the Class of Securities	630,000 27.3%

(b)	Number of Shares as to which such person has
(i)   Sole power to vote or to direct the vote
(ii)  Shared power to vote or to direct the vote
(iii) Sole power to dispose or direct the disposal of
(iv) Shared power to dispose of or direct the disposition of	630,000 -0- 630,000 -0-

(c)	Except as set forth in this Schedule B(i), there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days.

(d)	Receipt of Dividends, etc.	Not Applicable

(e)	Ownership below 5%	Not Applicable

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Other than the arrangements described in Item 3 and 4 above, the Reporting Person has no other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

        Exhibit I- Purchase Agreement between Scott J. Sax and Patricia W. Saunders and Investors Trust, dated August 1, 2002.

        Exhibit II- Pledge Agreement between Scott J. Sax and Patricia W. Saunders, dated August 1, 2002.

        Exhibit III- Pledge Agreement between Scott J. Sax and Investors Trust, dated August 1, 2002.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2002 (Date) /s/ Scott J. Sax (Signature) Scott J. Sax (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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Exhibit I

PURCHASE AGREEMENT

between

SCOTT J. SAX
(“Purchaser”)

and

PATRICIA W. SAUNDERS and INVESTORS TRUST
(Collectively “Sellers”)

AUGUST 1, 2002

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PURCHASE AGREEMENT

        THIS PURCHASE AGREEMENT (this “Agreement”), entered into this 1st day of August, 2002 by and between SCOTT J. SAX, a Colorado resident (“Purchaser”), and PATRICIA W. SAUNDERS, a Colorado resident and INVESTORS TRUST, a Colorado Trust(collectively, “Sellers”);

W I T N E S S E T H  T H A T:

        WHEREAS, Purchaser desires to purchase and Sellers desire to sell and convey to Purchaser a total of 315,000 restricted common shares (the “Shares”) of Entrust Financial Services, Inc.(“Entrust”), a Colorado corporation, upon the terms and subject to the conditions set forth herein; and

        WHEREAS, Purchaser is willing to accept payment for the Shares on an installment basis under terms as contained in this Agreement;

        NOW, THEREFORE, in consideration of the agreements of the parties hereto, and intending to be legally bound hereby, the parties hereto agree as follows:

1. PURCHASE AND SALE OF SHARES.

        1.1 Purchase and Sale of Shares. At the Closing (as defined in Section 3), Sellers agree to sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser agrees to purchase the Shares from Sellers, for the purchase price and according to the terms hereinafter specified.

        1.2 Instruments of Conveyance, Assumption, or Assignment. The sale, conveyance, transfer, assignment, and delivery of the Shares shall be effected by stock powers, or other instruments in such reasonable and customary form as shall be requested by Purchaser, and Sellers shall at any time and from time to time after the Closing, upon reasonable request, execute, acknowledge, and deliver such additional stock powers, or other instruments and take such other actions as may be reasonably required to effectuate the transactions contemplated by this Agreement.

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2. PURCHASE PRICE.

        2.1 Purchase Price. In consideration for the sale, conveyance, transfer, and delivery of the Shares under the conditions set forth in this Agreement, Purchaser shall pay to Sellers the “Purchase Price”, which shall be a payment of Two Dollars and Sixty Cents ($2.60) per Share, or a total of Eight Hundred and Nineteen Thousand Dollars($819,000) with $382,200 payable to Patricia W. Saunders and $437,800 payable to Investors Trust, plus accrued interest of eight (8)percent per annum on all unpaid balances. Purchaser will give promissory notes as shown in Exhibit A hereto. The promissory notes will have the following terms:

A.	The sum of Sixty-Five Thousand Six Hundred Dollars ($65,600) with Thirty Thousand, Five Hundred, and Sixty-Seven Dollars ($30,576) payable to Patricia W. Saunders and with Thirty-Five Thousand and Twenty-Four Dollars ($35,024) payable to Investors Trust on the anniversary date of this Agreement for a period of five (5) years, beginning July 31, 2003;

B.	The sum of One Hundred, Fifty-Seven Thousand, Four Hundred, and Ninety-Nine Dollars ($157,499) with Seventy-Three Thousand, Four Hundred and Ten Dollars ($73,410) payable to Patricia W. Saunders and Eighty-Four Thousand and Eighty-Nine Dollars ($84,089) payable to Investors Trust on the fifth anniversary date of this Agreement for a period of two (2) years;

C.	One year from the date of the seventh anniversary payment, the remaining unpaid balances and accrued interest will be paid to Investors Trust and Patricia W. Saunders in accordance with the terms of the attached promissory notes.

D.	The promissory notes will be non-recourse personally against the Purchaser. Sellers may only look to regain possession of the Shares in the event of default on the promissory notes.

3. CLOSING and PLEDGE.

        3.1 Closing. The closing of the sale and purchase (the “Closing”) shall take place at the offices of the Purchaser, as of August 1, 2002(the “Closing Date”). At or after the Closing, Sellers shall deliver to Purchaser such stock powers, or other instruments as shall be effective to vest in Purchaser good and marketable title to the Stock subject only to the promissory notes as shown in Exhibit A hereto and the pledge agreements of even date, which are attached hereto as Exhibit B.

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4. REPRESENTATIONS AND WARRANTIES OF SELLERS.

        Sellers hereby represent and warrant, covenant and agree that:

        4.1 Organization and Authority. Investors Trust is a trust duly organized, validly existing, and in good standing under the laws of its jurisdiction of operation and is duly qualified and in good standing in each other jurisdiction, with full power and authority to carry on the business in which it is engaged and to execute and deliver and carry out the transactions contemplated by this Agreement. Patricia W. Saunders is duly qualified with full power and authority to execute and deliver and carry out the transactions contemplated by this Agreement.

        4.2 Due Authorization; Effect of Transaction. No provisions of any agreement, instrument, or understanding, or any judgment, decree, rule, or regulation, to which Sellers are a party or by which either is bound, has been or will be violated by the execution and delivery by Sellers of this Agreement or the performance or satisfaction of any agreement or condition herein contained upon their part to be performed or satisfied, and all requisite authorizations for such execution, delivery, performance, and satisfaction have been duly obtained. Upon execution and delivery, this Agreement will be a legal, valid, and binding obligation of Sellers, enforceable in accordance with its terms.

        4.3 No Governmental Authorizations or Approvals Required. Except for filings required by the U.S. Securities and Exchange Commission, no authorization or approval of, or filing with, any governmental agency, authority, or other body will be required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        4.4 Continuing Representations. The representations and warranties of Sellers herein contained shall survive the Closing for the period of the promissory notes.

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5. REPRESENTATIONS, WARRANTIES, AND AGREEMENTS OF PURCHASER.

5.1	Due Authorization; Effect of Transaction. Purchaser is duly qualified with full power and authority to execute and deliver and carry out the transactions contemplated by this Agreement.

5.2	No Governmental Authorizations or Approvals Required. Except for filings required by the U.S. Securities and Exchange Commission, no authorization or approval of, or filing with, any governmental agency, authority, or other body will be required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

5.3	Securities Exemption. Purchaser hereby states that he is familiar with the business of Entrust, that Purchaser has read and understood all disclosure materials, including, current financial statements, of Entrust, that Purchaser is acquiring the shares under Section 4(2), commonly known as the private offering exemption of the Securities Act of 1933, under Regulation D of said Act, as well as Section 4(6) of the said Act, commonly known as the accredited investor provision, and that the shares are restricted and may not be resold, except in reliance on an exemption under said Act.

5.4	Continuing Representations. The representations and warranties of Purchaser herein contained shall survive the Closing for the period of the promissory notes.

6. CONDITIONS OF PURCHASER’S OBLIGATIONS.

        The obligations of Purchaser hereunder are subject to the fulfillment to the reasonable satisfaction of the Purchaser, prior to or at the Closing, of each of the following conditions:

6.1	No Opposition. No suit, action, or proceeding shall be pending or threatened at any time prior to or on the Closing Date before or by any court or governmental body seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

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6.2	Approvals, Etc. Sellers shall have assigned to Purchaser, or Purchaser shall have obtained, all such approvals, and authorizations which Purchaser shall, in the exercise of his sole discretion, deem necessary or desirable.

6.3	Representations and Covenants. The representations and warranties of Sellers contained in this Agreement or otherwise made in writing by it or her or on their behalf pursuant hereto or otherwise made in connection with the transactions contemplated hereby shall be true and correct at and as of the Closing Date with the same force and effect as though made on and as of such date; each and all of the covenants, agreements, and conditions to be performed or satisfied by Sellers hereunder at or prior to the Closing Date shall have been duly performed or satisfied; and Sellers shall have furnished Purchaser with such certificates and other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such covenants, agreements, and conditions as Purchaser shall have reasonably requested.

6.4	Instruments of Transfer. Sellers shall have delivered to Purchaser stock powers, and other instruments of transfer and assignment in accordance with the provisions hereof, transferring to Purchaser all of Sellers’ right, title, and interest in and to the Shares, to be transferred, sold, assigned, and conveyed by Sellers to Purchaser pursuant to the provisions of this Agreement.

7. CONDITIONS OF SELLERS’ OBLIGATIONS.

        The obligations of Sellers hereunder are subject to the fulfillment to the reasonable satisfaction of Sellers prior to or at the Closing of each of the following conditions:

7.1	Representations and Covenants. The representations and warranties of Purchaser contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the transactions contemplated hereby shall be true and correct at and as of the Closing Date with the same force and effect as though made on and as of such date; each of the covenants, agreements, and conditions to be performed or satisfied by Purchaser hereunder at or prior to the Closing Date shall have been duly performed or satisfied; and Purchaser shall have furnished Sellers with such certificates or other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such covenants, agreements, and conditions as Sellers shall have reasonably requested.

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7.2	No Opposition. No suit, action, or proceeding shall be pending or threatened on the Closing Date before or by any court or governmental authority seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

7.3	Promissory Notes and Pledge Agreements. Purchaser shall have delivered to Sellers executed promissory notes, pledge agreements which shall also constitute a UCC Security Agreement and a UCC1 Financing statement as shown in Exhibit A, Band C hereto.

8. BROKERAGE FEE.

        Sellers and Purchaser each represent that no broker has been involved in this transaction and each party agrees to indemnify and hold the others harmless from payment of any brokerage fee, finder’s fee, or commission claimed by any party who claims to have been involved because of association with such party.

9. AMENDMENTS; WAIVERS.

        This Agreement constitutes the entire agreement of the parties related to the subject matter of this Agreement, supersedes all prior or contemporary agreements, representations, warranties, covenants, and understandings of the parties. This Agreement may not be amended, nor shall any waiver, change, modification, consent, or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent, or discharge is sought.

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        Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation, or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of such term, condition, or breach of covenant, representation, or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or of any other provision hereof; and no such written waiver, unless it, by its own terms, explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

10. ASSIGNMENT; SUCCESSORS AND ASSIGNS.

        This Agreement shall not be assignable by any party without the written consent of the others. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11. SEVERABILITY.

        If any provision or provisions of this Agreement shall be, or shall be found to be, invalid, inoperative, or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative, and enforceable to the maximum extent permitted in such jurisdiction or in such case.

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12. COUNTERPARTS.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or proving any provision of this Agreement it shall not be necessary to produce more than one such counterpart.

13. SECTION AND OTHER HEADINGS.

        The headings contained in this Agreement are for reference purposes only and shall not in any way effect the meaning or interpretation of this Agreement.

14. NOTICES.

        All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, certified mail, return receipt requested:

(a)	TO SELLERS: If to Sellers:

(b)	TO PURCHASER: If to Purchaser, to:

        and/or to such other person(s) and address(es) as either party shall have specified in writing to the other.

15. GENDER.

        Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders.

16. LAW TO GOVERN.

        This Agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of Colorado.

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17. COURTS.

        Any action to enforce, arising out of, or relating in any way to, any of the provisions of this Agreement may be brought and prosecuted in such court or courts located in Colorado as is provided by law; and the parties consent to the jurisdiction of the court or courts located in Colorado and to service of process by registered mail, return receipt requested, or in any other manner provided by law.

        IN WITNESS WHEREOF, Sellers and Purchaser have caused this Agreement to be executed as of the date first above written.

[PURCHASER] SCOTT SAX /s/ Scott Sax [SELLERS] INVESTORS TRUST By: /s/ Name: Title: Trustee [SELLERS] PATRICIA W. SAUNDERS /s/ Patricia W. Saunders

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Exhibit II

PLEDGE AGREEMENT

        THIS AGREEMENT is made and entered into this 1st day of August, 2002, between PATRICIA W. SAUNDERS, of Denver, Colorado (hereinafter referred to as the “Secured Party”), and SCOTT J. SAX (hereinafter referred to as “Debtor”).

W I T N E S S E T H:

        WHEREAS, Secured Party and Debtor are parties to the Note of even date attached hereto as Exhibit “A” and incorporated herein by this reference, in the principal amount of Three Hundred Eighty-Two Thousand and Two Hundred Dollars ($382,200) payable to the order of Secured Party; and

        WHEREAS, Secured Party and Debtor desire to create a perfected security interest in 147,000 shares of Entrust Financial Services, Inc. a Colorado corporation (hereinafter collectively referred to as the “Company”) for the purpose of securing the Debtor’s obligations under the Note and this Pledge Agreement;

        NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	Grant of Security Interest. Subject to the provisions of this Agreement and pursuant to Colorado Revised Statutes 1973, Debtor hereby grants Secured Party a security interest in the collateral described in Paragraph 2 of this Pledge Agreement to secure Debtor’s obligations to Secured Party under the Note, and any renewals, extensions or modifications thereof (the “Secured Obligations”).

2.	Collateral. The collateral for the Secured Obligations shall consist of the 147,000 shares of the common stock of the Company as indicated above. Such shares are to be delivered to and to be held by the Secured Party as collateral in accordance with the terms stated in this Agreement and the Note. The Secured Party will also file a Form UCC-1 as shown in Exhibit A hereto regarding the said shares.

3.	Warranties and Representations of Debtor. Debtor warrants and represents to the Secured Party as follows:

a.	The security interest of Secured Party in the collateral shall be and remain a perfected first lien and encumbrance on the collateral.

b.	Debtor is authorized to execute and enter into this Security Agreement and any financing statements, stock transfer agreements, instruments and any other documents or agreements in connection herewith.

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4.	Covenants of Debtor.

a.	Debtor shall not create any other security interest in the collateral, any underlying asset or item thereof, or otherwise impair the Secured Party’s interest in or right to the collateral without the prior written consent of the Secured Party., which will not be unreasonably withheld.

b.	Debtor shall execute a Stock Assignment to the Secured Party, attached hereto as Exhibit “B” and incorporated herein by this reference, for the purpose of perfecting the security interest herein created.

c.	Debtor shall, on request of the Secured Party, execute, acknowledge, deliver and file any document, instrument or any other agreement requested by the Secured Party or which is otherwise required to continuously perfect the security interest of the Secured Party in the collateral or its proceeds.

d.	Debtor will not cause or consent to any action that dilutes the stock or ownership interests in the entities of Guarantor pledged as collateral herein.

e.	Debtor will pay as they become due all taxes or other liens or claims which may become a charge against the Collateral

5.	At its option, Secured Party may discharge taxes, liens, obligation whether contingent or actual, assessments, security interest or other encumbrances at any time levied or placed on the Collateral, may pay for premiums for insurance on the Collateral, costs of maintenance or preservation of the Collateral, and any other charges or expenses or perform any obligation imposed upon Debtor hereunder.

6.	Events of Default. At the option of the Secured Party the security interest provided herein shall immediately become enforceable in the event that Debtor defaults in any term under the Note.

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7.	Remedies of Secured Party on Default. Thirty (30) days following the Secured Party’s written notice to Debtor of the occurrence of default, in the event such default is not cured by Debtor, the Secured Party or his assigns shall have full power, subject to the applicable Securities Laws, to take possession of, or to sell, assign and deliver the whole or any part of the collateral, or additions thereto, at any broker’s exchange or elsewhere or at public or private sale in order to satisfy all or any part of the Secured Obligations of the Debtor now existing or hereafter arising. At any such sale, Secured Party or his assigns may purchase all or any part of such collateral. In addition, the Secured Party will have and may exercise all rights conferred by law or under this Pledge Agreement or any other instrument or agreement executed by the Debtor relating to the Secured Obligations. The resort to any remedy existing at law or in equity for the collection of the Secured Obligations and the resort to any remedy shall not prevent the concurrent or subsequent employment of any other appropriate remedy or remedies. At the Secured Party’s option, the Secured Party may take possession and retain the secured stock, without any obligation to return to or reimburse the Debtor for any or all of the prior payments received on the Note. Because the Note is non-recourse, in the event the secured stock is sold for less than the Debtor’s obligation remaining on the Note, the Debtor shall not be obligated to the Secured Party with respect to the balance remaining. In the event the secured stock is sold for more than the Debtor’s obligation remaining on the Note, the Secured Party shall remit the excess to Debtor.

8.	Voting Rights. During the term of this Pledge Agreement, and so long as the Debtor does not default in performance of any of the terms of this Pledge Agreement or the Note, the collateral may be voted by the Debtor, and the Debtor shall be entitled to all other rights and privileges attendant to stock ownership in the Company. In the event of any default, the Secured Party shall give the Debtor written notice by registered mail of such default. Thirty (30) days after such notice the Secured Party shall be entitled to vote the pledged collateral. During the thirty (30) day period, the Debtor shall not have the right to vote any or all of the common stock of the Company (whether or not pledged under this Pledge Agreement) and the Debtor shall have the right to cure any default by paying any past due payments.

9.	Adjustments. In the event that, during the term of this Agreement, any share or dividend, reclassification, readjustment, or other changes are declared or made in the capital structure of the Company, all new, substituted, additional shares, or other securities issued to Debtor by reason of any such changes shall be held by the Secured Party under the terms of this Pledge Agreement in the same manner as the collateral secured herein.

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10.	General Provisions.

a.	Waiver. No delay on the part of the Secured Party in exercising any power or right herein shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right. No waiver by the Secured Party of any right hereunder or of any default shall be binding upon the Secured Party, and failure by the Secured Party to exercise any right hereunder and the waiver of any default shall not operate as a waiver of any other or further exercise of such right or of any further default.

b.	Amendment. No provision of this Pledge Agreement shall be amended, modified or limited, except by written agreement, signed by the Debtor and the Secured Party, expressly referring hereto and to the provisions so modified or limited. No provision hereof shall be modified, amended or limited by course of conduct.

c.	Binding Agreement. This Agreement shall be binding upon and shall operate for the benefit of the parties hereto, their respective heirs, personal representatives, successors and assigns.

d.	Headings. The headings throughout this Agreement are for reference only, and shall in no way be deemed to add to, limit or define any provision of this Agreement.

e.	Invalid Provision. If any provision of this Pledge Agreement shall be finally determined to be invalid or unenforceable in any respect by a court of competent jurisdiction, the same shall have no effect on the other provisions of this Agreement. This Agreement shall be construed and enforced as if such invalid or unenforceable provision has been omitted.

f.	Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws and the decisions of the State of Colorado.

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g.	Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in-person or sent by prepaid first class registered or certified mail, return receipt requested, to the following:

SCOTT J. SAX 715 Lafayette Street Denver, CO 80218

PATRICIA W. SAUNDERS 5451 N. Mesa Drive Castle Rock, CO 80108

        IN WITNESS WHEREOF, the parties have executed this Pledge Agreement on the date first written above.

SECURED PARTY: /s/ Patricia W. Saunders PATRICIA W. SAUNDERS DEBTOR: /s/ Scott J. Sax SCOTT J. SAX

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EXHIBIT A

PROMISSORY NOTE

U.S. $382,200                                                                                                                  August 1, 2002

        FOR VALUE RECEIVED, the undersigned (Borrower) promises to pay to PATRICIA W. SAUNDERS, or order, the aggregate principal sum of Three Hundred, Eight-Two Thousand and Two Hundred Dollars ($382,200), with interest at the rate of eight (8) percent per annum. In the event of any default during the term of this note or security agreement, Borrower shall pay interest at the rate of Ten percent (10%) per annum.

        The sum of Thirty Thousand, Five Hundred, and Seventy-Six dollars ($30,576) will be paid each year on the anniversary date of this note for a period of (5) years (interest only), beginning July 31, 2003; Thereafter, the sum of Seventy-Three Thousand, Four Hundred, and Ten Dollars ($73,410) will be paid on the anniversary date of this Note for a period of two (2) years; and one year from the date of the seventh anniversary payment, the remaining unpaid balances and accrued interest will be paid. All principal and accrued interest shall be payable at such place as the note holder may designate in writing.

BORROWER shall be in default if:

a.	BORROWER fails to make any payment on the due date; or,
b.	BORROWER becomes insolvent, bankrupt or make an assignment for the benefit of creditors; or,
c.	BORROWER breaks any promise made in this Note or in any other written agreement made with the NOTE HOLDER relating to this loan, including but not limited to, any security instruments; or,
d.	Any of the secured property is transferred.
e.	Entrust Financial Services, Inc. becomes insolvent, bankrupt or make an assignment for the benefit of creditors;

        If any payment required by this Note is not paid when due, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration). To exercise this option, the Note Holder shall give Borrower notice of Acceleration specifying the amount of the nonpayment. The Borrower shall have seven days after the notice of Acceleration has been given to reinstate the terms of this Note, as it was immediately before such notice, by paying the amount of nonpayment specified in the notice of Acceleration. Unless so reinstated, the indebtedness shall bear interest at the increased rate of 10 percent per annum from the date notice of Acceleration is given and thereafter no further notice of acceleration shall be require. . If Note Holder does not accelerate all future sums due, Note Holder shall have the right to proceed to collect on each installment as it falls due. Borrower waives any right to presentment, notice of dishonor, and protest hereof.

Even if, at the time when BORROWER is in default, the NOTE HOLDER does not require immediate payment in full, as described above, the NOTE HOLDER will still have the right to do so later, if BORROWER is in default at a later time.

BORROWER agrees that if BORROWER is in default under this Note, BORROWER will pay the NOTE HOLDER’S:

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a.	Collection costs, including reasonable attorney’s fees whether or not suit is filed, deposition costs, filing fees, expert witness costs whether or not suit is filed, and court costs; and/or,
b.	Foreclosure costs including reasonable attorney’s fees associated with the foreclosure; and/or,
c.	Any other incidental costs whether or not “costs” are defined as court costs.

        This Note is secured by 147,000 (for $382,200 Note) restricted common shares of Entrust Financial Services, Inc. This Note shall be construed in accordance with the laws of the State of Colorado.

Signed this 1st day of August, 2002 at Denver, Colorado.

NAME OF BORROWER:

 /s/ Scott J. Sax
SCOTT J. SAX

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Exhibit III

PLEDGE AGREEMENT

        THIS AGREEMENT is made and entered into this 1st day of August, 2002, between INVESTORS TRUST, of Denver, Colorado (hereinafter referred to as the “Secured Party”), and SCOTT J. SAX (hereinafter referred to as “Debtor”).

W I T N E S S E T H:

        WHEREAS, Secured Party and Debtor are parties to the Note of even date attached hereto as Exhibit “A” and incorporated herein by this reference, in the principal amount of Four Hundred, Thirty-Seven Thousand, Eight Hundred Dollars ($437,800) payable to the order of Secured Party; and

        WHEREAS, Secured Party and Debtor desire to create a perfected security interest in 168,000 shares of Entrust Financial Services, Inc. a Colorado corporation (hereinafter collectively referred to as the “Company”) for the purpose of securing the Debtor’s obligations under the Note and this Pledge Agreement;

        NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	Grant of Security Interest. Subject to the provisions of this Agreement and pursuant to Colorado Revised Statutes 1973, Debtor hereby grants Secured Party a security interest in the collateral described in Paragraph 2 of this Pledge Agreement to secure Debtor’s obligations to Secured Party under the Note, and any renewals, extensions or modifications thereof (the “Secured Obligations”).

2.	Collateral. The collateral for the Secured Obligations shall consist of the 168,000 shares of the common stock of the Company as indicated above. Such shares are to be delivered to and to be held by the Secured Party as collateral in accordance with the terms stated in this Agreement and the Note. The Secured Party will also file a Form UCC-1 as shown in Exhibit A hereto regarding the said shares.

3.	Warranties and Representations of Debtor. Debtor warrants and represents to the Secured Party as follows:

a.	The security interest of Secured Party in the collateral shall be and remain a perfected first lien and encumbrance on the collateral.

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b.	Debtor is authorized to execute and enter into this Security Agreement and any financing statements, stock transfer agreements, instruments and any other documents or agreements in connection herewith.

4.	Covenants of Debtor.

a.	Debtor shall not create any other security interest in the collateral, any underlying asset or item thereof, or otherwise impair the Secured Party’s interest in or right to the collateral without the prior written consent of the Secured Party., which will not be unreasonably withheld.

b.	Debtor shall execute a Stock Assignment to the Secured Party, attached hereto as Exhibit “B” and incorporated herein by this reference, for the purpose of perfecting the security interest herein created.

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c.	Debtor shall, on request of the Secured Party, execute, acknowledge, deliver and file any document, instrument or any other agreement requested by the Secured Party or which is otherwise required to continuously perfect the security interest of the Secured Party in the collateral or its proceeds.

d.	Debtor will not cause or consent to any action that dilutes the stock or ownership interests in the entities of Guarantor pledged as collateral herein.

e.	Debtor will pay as they become due all taxes or other liens or claims which may become a charge against the Collateral.

5.	At its option, Secured Party may discharge taxes, liens, obligation whether contingent or actual, assessments, security interest or other encumbrances at any time levied or placed on the Collateral, may pay for premiums for insurance on the Collateral, costs of maintenance or preservation of the Collateral, and any other charges or expenses or perform any obligation imposed upon Debtor hereunder.

6.	Events of Default. At the option of the Secured Party the security interest provided herein shall immediately become enforceable in the event that Debtor defaults in any term under the Note.

7.	Remedies of Secured Party on Default. Thirty (30) days following the Secured Party’s written notice to Debtor of the occurrence of default, in the event such default is not cured by Debtor, the Secured Party or his assigns shall have full power, subject to the applicable Securities Laws, to take possession of, or to sell, assign and deliver the whole or any part of the collateral, or additions thereto, at any broker’s exchange or elsewhere or at public or private sale in order to satisfy all or any part of the Secured Obligations of the Debtor now existing or hereafter arising. At any such sale, Secured Party or his assigns may purchase all or any part of such collateral. In addition, the Secured Party will have and may exercise all rights conferred by law or under this Pledge Agreement or any other instrument or agreement executed by the Debtor relating to the Secured Obligations. The resort to any remedy existing at law or in equity for the collection of the Secured Obligations and the resort to any remedy shall not prevent the concurrent or subsequent employment of any other appropriate remedy or remedies. At the Secured Party’s option, the Secured Party may take possession and retain the secured stock, without any obligation to return to or reimburse the Debtor for any or all of the prior payments received on the Note. Because the Note is non-recourse, in the event the secured stock is sold for less than the Debtor’s obligation remaining on the Note, the Debtor shall not be obligated to the Secured Party with respect to the balance remaining. In the event the secured stock is sold for more than the Debtor’s obligation remaining on the Note, the Secured Party shall remit the excess to Debtor.

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8.	Voting Rights. During the term of this Pledge Agreement, and so long as the Debtor does not default in performance of any of the terms of this Pledge Agreement or the Note, the collateral may be voted by the Debtor, and the Debtor shall be entitled to all other rights and privileges attendant to stock ownership in the Company. In the event of any default, the Secured Party shall give the Debtor written notice by registered mail of such default. Thirty (30) days after such notice the Secured Party shall be entitled to vote the pledged collateral. During the thirty (30) day period, the Debtor shall not have the right to vote any or all of the common stock of the Company (whether or not pledged under this Pledge Agreement) and the Debtor shall have the right to cure any default by paying any past due payments.

9.	Adjustments. In the event that, during the term of this Agreement, any share or dividend, reclassification, readjustment, or other changes are declared or made in the capital structure of the Company, all new, substituted, additional shares, or other securities issued to Debtor by reason of any such changes shall be held by the Secured Party under the terms of this Pledge Agreement in the same manner as the collateral secured herein.

10.	General Provisions.

a.	Waiver. No delay on the part of the Secured Party in exercising any power or right herein shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right. No waiver by the Secured Party of any right hereunder or of any default shall be binding upon the Secured Party, and failure by the Secured Party to exercise any right hereunder and the waiver of any default shall not operate as a waiver of any other or further exercise of such right or of any further default.

b.	Amendment. No provision of this Pledge Agreement shall be amended, modified or limited, except by written agreement, signed by the Debtor and the Secured Party, expressly referring hereto and to the provisions so modified or limited. No provision hereof shall be modified, amended or limited by course of conduct.

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c.	Binding Agreement. This Agreement shall be binding upon and shall operate for the benefit of the parties hereto, their respective heirs, personal representatives, successors and assigns.

d.	Headings. The headings throughout this Agreement are for reference only, and shall in no way be deemed to add to, limit or define any provision of this Agreement.

e.	Invalid Provision. If any provision of this Pledge Agreement shall be finally determined to be invalid or unenforceable in any respect by a court of competent jurisdiction, the same shall have no effect on the other provisions of this Agreement. This Agreement shall be construed and enforced as if such invalid or unenforceable provision has been omitted.

f.	Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws and the decisions of the State of Colorado.

g.	Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in-person or sent by prepaid first class registered or certified mail, return receipt requested, to the following:

SCOTT J. SAX 715 Lafayette Street Denver, CO 80218

INVESTORS TRUST 5451 N. Mesa Drive Castle Rock CO 80108

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        IN WITNESS WHEREOF, the parties have executed this Pledge Agreement on the date first written above.

SECURED PARTY: /s/ INVESTORS TRUST DEBTOR: /s/ Scott J. Sax SCOTT J. SAX

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EXHIBIT A

PROMISSORY NOTE

U.S. $437,800                                                                                                                  August 1, 2002

        FOR VALUE RECEIVED, the undersigned (Borrower) promises to pay to INVESTORS TRUST, or order, the aggregate principal sum of Four Hundred, Thirty-Seven Thousand and Eight Hundred Dollars ($437,800), with interest at the rate of eight (8) percent per annum. In the event of any default during the term of this note or security agreement, Borrower shall pay interest at the rate of Ten percent (10%) per annum.

        The sum of Thirty Thousand, and Twenty-Four Dollars ($30,024) will be paid each year on the anniversary date of this note for a period of (5) years (interest only), beginning July 31, 2003; Thereafter, the sum of Eighty-Four Thousand, and Eighty-Nine Dollars ($84,089) will be paid on the anniversary date of this Note for a period of two (2) years; and one year from the date of the seventh anniversary payment, the remaining unpaid balances and accrued interest will be paid. All principal and accrued interest shall be payable at such place as the note holder may designate in writing.

BORROWER shall be in default if:

a.	BORROWER fails to make any payment on the due date; or,

b.	BORROWER becomes insolvent, bankrupt or make an assignment for the benefit of creditors; or,

c.	BORROWER breaks any promise made in this Note or in any other written agreement made with the NOTE HOLDER relating to this loan, including but not limited to, any security instruments; or,

d.	Any of the secured property is transferred.

e.	Entrust Financial Services, Inc. becomes insolvent, bankrupt or make an assignment for the benefit of creditors;

        If any payment required by this Note is not paid when due, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration). To exercise this option, the Note Holder shall give Borrower notice of Acceleration specifying the amount of the nonpayment. The Borrower shall have seven days after the notice of Acceleration has been given to reinstate the terms of this Note, as it was immediately before such notice, by paying the amount of nonpayment specified in the notice of Acceleration. Unless so reinstated, the indebtedness shall bear interest at the increased rate of 10 percent per annum from the date notice of Acceleration is given and thereafter no further notice of acceleration shall be require. If Note Holder does not accelerate all future sums due, Note Holder shall have the right to proceed to collect on each installment as it falls due. Borrower waives any right to presentment, notice of dishonor, and protest hereof.

Even if, at the time when BORROWER is in default, the NOTE HOLDER does not require immediate payment in full, as described above, the NOTE HOLDER will still have the right to do so later, if BORROWER is in default at a later time.

BORROWER agrees that if BORROWER is in default under this Note, BORROWER will pay the NOTE HOLDER’S:

a.	Collection costs, including reasonable attorney’s fees whether or not suit is filed, deposition costs, filing fees, expert witness costs whether or not suit is filed, and court costs; and/or,

b.	Foreclosure costs including reasonable attorney’s fees associated with the foreclosure; and/or,

c.	Any other incidental costs whether or not “costs” are defined as court costs.

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        This Note is secured by 168,000 restricted common shares of Entrust Financial Services, Inc. This Note shall be construed in accordance with the laws of the State of Colorado.

Signed this 1st day of August, 2002 at Denver, Colorado.

NAME OF BORROWER:

 /s/ Scott J. Sax
SCOTT J. SAX

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